Exhibit 21.1


     Bingo.com (Canada) was incorporated in the Province of British Columbia on February 10, 1998 as 559262 B.C. Ltd., which by Certificate of Change of Name dated February 11, 1999 changed its name to Bingo.com (Canada) Enterprises Inc.

     Bingo.com (Antigua) was incorporated under the laws of Antigua and Barbuda on April 7, 1999 as Star Communications Ltd., which by Certificate of Amendment dated April 21, 1999 changed its name to Bingo.com. (Antigua), Inc.